SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008

Commission File No. 001-14483

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.0015879-2

TCO IP S.A.
Closely-held company
CNPJ MF 04.225.487/0001-61 - NIRE 35.3.0035721-3

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ MF 02.558.118/0001-65 - NIRE 31.300.025.357

TELEMIG CELULAR S.A.
Publicly-held company
CNPJ MF 02.320.739/0001-06 NIRE 31.300.012.999

NOTICE OF MATERIAL FACT
RESULTS OF THE PUBLIC TENDER OFFER FOR ACQUISITION OF COMMON SHARES
(MTOs – acquisition  of control - TELEMIG CELULAR PARTICIPAÇÕES S.A. and TELEMIG CELULAR S.A.)

Vivo Participações S.A. (“Vivo Part”), acquirer of the shareholding control of Telemig Celular Participações S.A. (“Telemig Participações”) and of Telemig Celular S.A. (“Telemig Celular”), jointly with TCO IP S.A. (“TCO-IP”) as the Offeror, announces in compliance with Instruction CVM 358/2002, the results of the auctions ("Auctions") held on August 15, 2008 in connection with the offers to purchase all of the outstanding common shares of Telemig Participações and Telemig Celular that were made in accordance with the corresponding Mandatory Tender Offers in compliance with article 254-A of Law 6,404/76 (“MTOs”), both registered with CVM on July 10, 2008 (registration number CVM RJ-2008-03414 to Telemig Participações and CVM RJ-2008-03460 to Telemig Celular), which Notice was published on July 15, 2008 by TCO-IP as the Offeror.

telemig celular participações s.a.
Negotiation Code	Amount of Shares acquired by the Offeror	% of Common Share’s Capital	Total Amount (R$)
TMCP3L	5,803,171	43.095%	732,650,338.75

telemig celular s.a.
Negotiation Code	Amount of Shares acquired by the Offeror	% of Common Share’s Capital	Total Amount (R$)
TMGC3L	78,110	8.764%	171,246,020.70

Therefore, after the financial settlement of the auctions, on August 20, 2008, the ownership of the shares representing the voting capital and the total capital stock of each of the companies Telemig Participações and Telemig Celular, considering the results of the VTOs for the acquisition of  preferred shares, as announced on May 15, 2008, after the MTO Auctions is as follows:

Telemig Celular Participações S.A.
Company	Amount of Common Shares	% Common shares	amount of Preferred Shares	% Preferred shares	Total Amount of Shares	% total
Vivo Part.	7,258,108	53.899%	969,932	4.265%	8,228,040	22.725%
TCO IP	5,803,171	43.095%	7,257,020	31.912%	13,060,191	36.071%
Shares Outstanding	404,780	3.006%	14,514,050	63.823%	14,918,830	41.204%
Total	13,466,059	100%	22,741,002	100%	36,207,061	100%

Telemig Celular S.A.
Company	Amount of Common Shares	% Common shares	amount of Preferred Shares	% Preferred shares	Total Amount of Shares	% total
Telemig Part.	794,764	89.175%	1,180,078	79.685%	1,974,842	83,250%
TCO IP	78,110	8.764%	93,421	6.308%	171,531	7.231%
Shares Outstanding	18,367	2.061%	207,436	14.007%	225,803	9.519%
Total	891,241	100%	1,480,935	100%	2,372,176	100%

São Paulo, August 20, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.
TCO IP S.A.

Roberto Oliveira de Lima
Investor Relations Officer
Telemig Celular Participações S.A.
Telemig Celular S.A.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Roberto Oliveira de Lima Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.